FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

March 30, 2005

Item 3.	PRESS RELEASE

March 30, 2005 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp announced that the underwriters of its recently completed public offering have  exercised their over-allotment option in full, purchasing an additional 1,275,000 common shares for  gross proceeds of approximately US$7.6 million. All of the over-allotment shares were sold by the  company. The combined gross proceeds to the company of the public offering and the exercise of the  over-allotment option totalled approximately US$58.6 million.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp announced that the underwriters of its recently completed public offering have exercised their over-allotment option in full, purchasing an additional 1,275,000 common shares for gross proceeds of approximately US$7.6 million. All of the over-allotment shares were sold by the company. The combined gross proceeds to the company of the public offering and the exercise of the over-allotment option totalled approximately US$58.6 million.

UBS Investment Bank and CIBC World Markets acted as joint book running managers in this offering. The syndicate of underwriters also included GMP Securities Ltd., Leerink Swann & Company, First Associates Investments Inc. and Orion Securities Inc.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

	Name:	Christina Yip
	Title:	Vice President, Finance and Administration
	Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 30th day of March, 2005.

CARDIOME PHARMA CORP.

Per:

Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.